SEC
Mail Processing
Section

FEB 20 2015

Washington, DC
124

SECUF 15045429 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68860

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Global Capital Markets Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Danbury Road
(No. and Street)

Wilton	CT	06897
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Petitto (212) 770-6345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

State of New York
County of New York

OATH OR AFFIRMATION

I, James Petitto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **AIG Global Capital Markets Securities, LLC**, as of **December 31**, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director & Chief Financial Officer

Title

Notary Public

MAURA C. TEPPER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01TE6172426
Qualified in New York County
My Commission Expires August 13, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Global Capital Markets Securities, LLC
(A wholly owned subsidiary of AIG Markets, Inc.)

Statement of Financial Condition
December 31, 2014

AIG Global Capital Markets Securities, LLC
(A wholly owned subsidiary of AIG Markets, Inc.)
Index
December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of AIG Global Capital Markets Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG Global Capital Markets Securities, LLC (a wholly owned subsidiary of AIG Markets, Inc.) at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 13, 2015

AIG Global Capital Markets Securities, LLC
(A wholly owned subsidiary of AIG Markets, Inc.)
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	1,098,717
Due from affiliates		861
Prepaid expenses and other assets		99,184
Current and deferred income taxes		77,728
Total assets	$	1,276,490
Liabilities and Member's Capital		
Liabilities		
Account payable and accrued expenses	$	65,365
Due to affiliates		44,266
Total liabilities		109,631
Member's Capital		1,166,859
Total liabilities and member's capital	$	1,276,490

The accompanying notes are an integral part of these financial statements.

1. **Business and Organization**

AIG Global Capital Markets Securities, LLC (the "Company") is a wholly owned subsidiary of AIG Markets, Inc. ("Parent"), whose ultimate parent is American International Group, Inc. ("AIG"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). On March 28, 2012 the Company obtained its membership license from FINRA. The Company is an introducing broker-dealer and does not carry customer accounts. The activities of the Company are undertaken by employees of its affiliates that act in the capacity as officers, directors and registered representatives of the Company. The Company maintains a "Special Account for the Exclusive Benefits of Customers". The Company claims exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i).

2. **Significant Accounting Policies**

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash is held on deposit at a third party bank. Interest income is earned on the account and is recognized on an accrual basis.

Due to/from Affiliates

Due to/from affiliates are comprised of balances related to transactions with the Company's affiliates which occur in the normal course of business. Such amounts are recorded net by counterparty, as appropriate. See note 4 for discussion of such transactions.

Fair Value of Financial Instruments

"Disclosures About Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management determines the fair value of its financial instruments in accordance with the fair value measurement provisions of "Fair Value Measurements." Management estimates that the fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximate fair values as they are short-term in nature and have insignificant risks of nonpayment.

3. **Income Taxes**

For federal tax purposes, the Company has elected to be treated as a division of Parent member of an affiliated group which is included in the filing of the consolidated federal income tax with AIG. Current income tax expense and benefit is allocated to the Company based on the Parent's statutory tax rates. The tax sharing agreement provides that Parent is allowed to utilize its own Separate Company Tax attributes to reduce its current year tax liability to AIG. In addition Parent will be reimbursed by AIG for Excess Tax Attributes, if AIG is able to utilize them to reduce Consolidated Tax Liability. Current income taxes on the Statement of Financial Condition principally represent amounts receivable or payable from/to AIG and its affiliates under the tax sharing agreement.

AIG formalized its stand-alone state tax accrual policy in 2014 for separate company GAAP financials. The policy states that each company would accrue state current and deferred taxes

based on states that require companies to file on a separate company basis. For states that have a unitary combined income tax return filing, AIG Parent would accrue and pay taxes on behalf of its subsidiary members and will not charge the subsidiaries any portion of the liability.

The primary contributors to the Company's deferred tax asset are organization costs and net operating losses.

At December 31, 2014, the Company had a federal current tax receivable from its parent of $1,747 and a federal deferred tax asset of $75,980 related to organizational costs.

A state and local deferred tax asset of $367,991 mainly attributable to NY state net operating losses prior to 2014 and organizational cost along with the corresponding valuation allowance of $367,991 was written off in 2014. In the beginning of 2014 the main office and seat of management moved to Wilton, Connecticut. As a result of this move GCMS has a state tax filing obligation in Connecticut only. The state of Connecticut is a unitary state filing and in accordance with AIG's policy GCMS would not have a stand-alone state expense or asset to record.

The Company does not have any uncertain tax positions as of December 31, 2014.

4. Related Party Transactions

In the normal course of conducting business, the Company is party to various transactions with its affiliates. All revenue generated by the Company was derived from its affiliates. The following is a summary of those transactions.

- The individuals that undertake the primary activities of the broker dealer, including the Company's officers, directors and registered representatives are directly employed by affiliates of the Company. The Company incurs the direct costs of these individuals as well as additional support and administrative services they provide which includes but is not limited to, office space, data processing, communications, technology, compliance, accounting and operations services necessary to conduct the Company's businesses as a broker dealer under various Administrative Service and Expense Sharing Agreements ("ESA"). The terms of the ESA provides for an allocation of expenses by the affiliates to the Company that equates to the proportional use of the allocated employee and support services by the Company. For the year ended December 31, 2014, the Company received employee and support services under these agreements with its affiliates of $568,559 which is included within the affiliate expense allocation on the Statement of Income. At December 31, 2014 $44,266 was accrued and is reflected in the due to affiliates on the Statement of Financial Condition.

- On July 1, 2013, the Company entered into a service agreement with AIG Asset Management (U.S.), LLC ("AMGUS"). The Company acts as a placement agent and conducts appropriate due diligence in connection with the issuance and sale of securities for private placement transactions on a best efforts basis. The Company receives a fixed fee of $37,500 each quarter for services rendered and does not receive commission or other transaction-based compensation. During the year, the Company did not place any transactions on behalf of its client.

- On July 1, 2013, the Company entered into a service agreement with AIG. The Company acts as an agent in connection with respect to debt repurchases via open market repurchases or issuance transactions by AIG or its affiliates. The Company receive a fixed minimum fee of $131,250 each quarter. The Company earns incremental transaction fees that accumulate and are paid if the fees exceed the minimum for a given year on a transaction by transaction basis.

The Company earned revenue during the year ended December 31, 2014 from its affiliates of $785,855 for agency transactions and advisory services which is included in Affiliate commissions and fee income on the Statement of Income. At December 31, 2014, the Company has no amount due from its affiliates related to the provision of these services.

Due to the above affiliate transactions, the Statement of Financial Condition, Statement of Income and Cash Flows of the Company may differ from those that would have been achieved had the Company operated autonomously or as an entity independent of its affiliates.

5. Regulatory Requirements

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) requires a registered broker dealer to maintain minimum net capital, as defined, of one-fifteen of aggregate indebtedness, as defined, or the minimum net capital required, whichever is greater. At December 31, 2014, the Company had net capital of $989,086, which exceeded its requirement of $7,309 by $981,777, and its ratio of aggregate indebtedness to net capital was 0.11 to 1.

6. Subsequent Event

The Company has evaluated subsequent events for adjustments to or disclosure in the financial statement through February 13, 2015 and the Company has not identified any recordable or disclosable events, not otherwise reported in this financial statements.